# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXELIXIS, INC., CIK 0000939767
CUSIP: 30161Q104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0000909661
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- Farallon Capital Management, L.L.C. (CIK 0000909661): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,017,906; sole dispositive power 0; shared dispositive power 12,017,906; aggregate amount beneficially owned 12,017,906 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Name of issuer: EXELIXIS, INC.
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 9 to Schedule 13D (this "Amendment") hereby amends and supplements Item 5(a) by deleting the first sentence thereof and replacing it with the following:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 244,010,895 Shares outstanding as of October 19, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on October 29, 2026."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and restates Item 5(c) in its entirety, to read as follows:

"The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past 60 days are set forth in Exhibit 1.D attached hereto and such information is incorporated herein by reference. All of such transactions were open-market transactions."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment hereby amends and restates Item 5(e) in its entirety, to read as follows:

"Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on November 6, 2026."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment hereby amends and supplements Item 7 by adding the following thereto:

"There is filed herewith as Exhibit 1.D the 60-day trading history referenced in Item 5(c)."

## Signatures
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Managing Member (11/09/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (11/09/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/09/2026)